SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934



                       Kinder Morgan Energy Partners, L.P.
                                (Name of Issuer)

                                  Common Units
                         (Title of Class of Securities)

                                   494550-10-6
                                 (CUSIP Number)

                George E. Rider, Esq., Morrison & Hecker L.L.P.,
         2600 Grand Avenue, Kansas City, Missouri 64108 (816) 691-2600
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 17, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



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================================================================================
CUSIP No. 494550-10-6
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      1        Name of Reporting Person
               S.S. or I.R.S. Identification Nos. of Above Person

               Richard D. Kinder
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      2        Check the Appropriate Box if a Member of a Group
               (See Instructions)

               (a)

               (b)    X
--------------------------------------------------------------------------------
      3        SEC Use Only


--------------------------------------------------------------------------------
      4        Source of Funds (See Instructions)

               PF
--------------------------------------------------------------------------------
      5        Check if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
      6        Citizenship or Place of Organization

               United States
--------------------------------------------------------------------------------
                   7     Sole Voting Power
    Number
      of                 17,500 Common Units*
    Shares    ------------------------------------------------------------------
 Beneficially      8     Shared Voting Power
    Owned                0
      By      ------------------------------------------------------------------
     Each          9     Sole Dispositive Power
  Reporting              17,500 Common Units*
    Person    ------------------------------------------------------------------
     With         10     Shared Dispositive Power
                          0
--------------------------------------------------------------------------------
      11       Aggregate Amount Beneficially Owned by Each Reporting Person
               17,500 Common Units*
--------------------------------------------------------------------------------
      12       Check if the Aggregate Amount in Row (11) Excludes Certain
               Shares (See  Instructions)    X
--------------------------------------------------------------------------------
      13       Percent of Class Represented by Amount in Row (11)

               Less than 0.3%
--------------------------------------------------------------------------------
               Type of Reporting Person (See Instructions)

               IN
================================================================================

   -------------
   * See Item 5

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Item 1.  Security and Issuer

     This statement relates to Common Units representing limited partnership interests (the "Common Units") in Kinder Morgan Energy Partners, L.P. (the "Issuer"). The principal executive offices of the Issuer are located at 1301 McKinney, Suite 3450, Houston, Texas 77010.

Item 2.  Identity and Background

     This statement is filed by Richard D. Kinder who serves as the Chairman of the Board and Chief Executive Officer of Kinder Morgan G.P., Inc. ("Kinder Morgan GP"), the general partner of the Issuer. Kinder Morgan, Inc. ("KMI") owns all of the capital stock of Kinder Morgan GP. Prior to April 17, 1997, Mr. Kinder owned approximately 49% of the Class A Common Stock (i.e. voting stock) of KMI. On April 17, 1997, Mr. Kinder acquired 423 additional shares of voting stock of KMI and converted 2,648 shares of Class B Common Stock (i.e. non-voting) into voting stock pursuant to the terms set forth in KMI's Certificate of Incorporation. Mr. Kinder currently owns approximately 71% of the voting stock of KMI. Mr. Kinder maintains a business office at 1301 McKinney, Suite 3450, Houston, Texas 77010 and his residential address is 101 Westcott, #1801, Houston, Texas 77007.

     Mr. Kinder has not been convicted in any criminal proceeding during the last five years. Mr. Kinder has not been subject to a civil decree, final order or judgment of a court or administrative body enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Mr. Kinder is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

     Richard D. Kinder acquired 423 shares of voting stock of KMI for a purchase price of $396,241.24. Mr. Kinder acquired such additional interest in KMI through the use of personal funds.

     No payment was required in connection with the conversion of 2,648 shares of non-voting stock into voting stock.

     In  addition,  since  the  filing of Mr.  Kinder's  original  Statement  on
Schedule 13D, Mr. Kinder directly purchased 10,000 Common Units in open market transactions through the use of personal funds, which additional Common Units are included on the cover page.

Item 4.  Purpose of Transaction

     Mr. Kinder's acquisition of the 423 shares of voting stock of KMI was completed pursuant to Mr. Kinder's right under a

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Shareholder's  Agreement dated February 14, 1997, among KMI, Morgan  Associates,
Inc., First Union Corporation and Mr. Kinder. The right to acquire additional voting stock of KMI was subject to material contingencies beyond Mr. Kinder's control. The conversion of 2,648 shares of non-voting stock into voting stock was pursuant to KMI's Certificate of Incorporation. As a result of such acquisition and conversion, Mr. Kinder now holds a majority of the voting stock of KMI. Mr. Kinder does not have any plans or proposals which would result in any of the matters required to be reported pursuant to this Item.

Item 5.  Interest in Securities of the Issuer

     (a) The aggregate number and percentage of the Common Units deemed to be beneficially owned by Mr. Kinder is described on the cover page, subject to the limitations described herein.

     (b) The aggregate number and percentage of the Common Units over which Mr. Kinder has sole voting power, shared voting power, sole dispositive power, and shared dispositive power is described on the cover page, subject to the limitations described herein.

     (c) Mr. Kinder has effected no transactions in the Common Units of the Issuer within the past sixty days, except as described herein, and except for direct open market purchases of an aggregate of 10,000 Common Units at various times from April 1, 1997 through April 8, 1997, which 10,000 Common Units are included in the total number of Comon Units owned by Mr. Kinder as reflected on the cover page.

     Mr. Kinder owns approximately 71% of the voting stock of KMI. KMI owns all the issued and outstanding capital stock of Kinder Morgan GP, which owns 431,000 Common Units of the Issuer. However, Mr. Kinder, in his capacity as the holder of approximately 71% of the voting stock of KMI, does not have the power to vote or direct the vote of, or dispose or direct the disposition of, or receive or direct the receipt of dividends or distributions with respect to such Common Units owned by Kinder Morgan GP. There exists no contract, arrangement or device which has the purpose or effect of requiring the stockholders of KMI to act together with respect to any such actions. As the holder of approximately 71% of the voting stock of KMI, Mr. Kinder is the majority stockholder of and has the ability to influence KMI. The Board of Directors of KMI, elected by the stockholders (including Mr. Kinder) controls KMI's actions with respect to its assets, including its ownership of the capital stock of Kinder Morgan GP. Because KMI is the sole stockholder of Kinder Morgan GP, KMI has the power to elect the Board of Directors of Kinder Morgan GP. However, all decisions regarding the Common Units owned by Kinder Morgan GP are within the exclusive authority of the Board of Directors of Kinder Morgan GP.


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     Mr. Kinder, as the majority  stockholder of KMI and through KMI's ownership of the capital stock of Kinder Morgan GP, may be deemed to have an indirect beneficial ownership interest in the Common Units owned by Kinder Morgan GP. However, Mr. Kinder disclaims any beneficial ownership of the Common Units owned by Kinder Morgan GP.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

     Mr. Kinder does not have any contract, arrangement, understanding or relationship with any other person or entity regarding the Common Units owned by Mr. Kinder.

Item 7   Material to Be Filed as Exhibits

     No documents are required to be filed pursuant to this Item.




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                                    SIGNATURE


     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

     Dated:  April 28, 1997





                         /s/ Richard D. Kinder
                         _____________________
                         Richard D. Kinder



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